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                                                                   Exhibit 99.I2

Minnesota Mutual Letterhead

                          Notice of Withdrawal Right

May 1, 1996

JOHN DOE
400 ROBERT STREET NORTH
ST. PAUL MN 55101

SPECIMEN

RE: 1-234-567V
    JOHN DOE
    MONTHLY -       $83.33
    ANNUALIZED - $1,000.00
    May 1, 1996

Dear John Doe:

Congratulations on your recent adjustment to your Variable Adjustable Life Insurance policy. You already know this is an investment-oriented life insurance contract with customary insurance expense charges. You have a right to examine and return the contract for cancellation of the adjustment and a refund of any associated premiums. This letter will explain the procedure of declining your adjustment if it does not meet your needs.

Your policy cash value will vary depending on the investment experience of the portfolios (sub-accounts) you selected. The Minnesota Mutual Variable Life Account and all sub-accounts are described in your prospectus.

Your scheduled premium is shown on Page 1A of your policy, and we encourage you to review your ongoing ability to pay the premium. Your prospectus describes the various deductions from your premiums before application to the Variable Life Account. These charges are similar to those made in a whole life insurance policy. They are:

     -- A premium tax charge of 2.5 percent, a 1.5 percent face amount guarantee charge and a 7 percent basic sales load, and -- A first year sales charge not to exceed 23 percent of the increased premium and a first year underwriting charge not to exceed $5 per $1,000 of the increased face amount of insurance.

        These charges do not include any premiums for additional benefits or deductions for administration, transaction or insurance costs assessed against policy actual cash values.

If you have any questions, please contact your agent immediately. We want you to understand and be satisfied with this adjustment. If you are satisfied, no action on your part is required. If the adjustment is not what you want, you must complete the attached form and return it, along with the policy, postmarked no later than the later of:

     -- 10 days from the date you received this notice and adjustment, or -- 45 days from the date you completed Part 1 of the application.

We are confident you'll be satisfied with this adjustment and look forward to a long association. Thank you for choosing Minnesota Mutual.

Sincerely,

Nancy Winter
Director
Individual Policy Services